UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-28344

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Community Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Community Corporation

5455 Sunset Blvd

Lexington, SC 29072

REQUIRED INFORMATION

The following financial statements and supplemental schedule for the First Community Bank 401(k) Plan are being filed herewith:

Audited Financial Statements:

Report of Independent Registered Public Accounting Firm – Elliott Davis Decosimo, LLC

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014

Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015

Notes to Financial Statements - December 31, 2015 and 2014

Supplemental Schedule:

Schedule of Assets Held - December 31, 2015

The following exhibit is being filed herewith:

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – Elliott Davis Decosimo, LLC

First Community Bank

401(k) Plan

Report on Financial Statements

For the year ended December 31, 2015

First Community Bank 401(k) Plan

Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-11

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

Report of Independent Registered Public Accounting Firm

To the Trustees of

First Community Bank 401(k) Plan

Lexington, South Carolina

We have audited the accompanying statements of net assets available for benefits of First Community Bank 401(k) Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/Elliott Davis Decosimo, LLC

Columbia, South Carolina

June 28, 2016

First Community Bank 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Assets
Cash	$—	$55,482
Investments at fair value (see Note 4)	10,635,549	10,231,201
Receivables:
Participant contributions	25,526	—
Employer contributions	138,495	83,432
Notes receivable from participants	384,505	329,245

Total receivables	548,526	412,677

Total assets	11,184,075	10,649,360

Liabilities
Fees payable	8,961	12,366
Net assets available for benefits	$11,175,114	$10,686,994

See Notes to Financial Statements

2

First Community Bank 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2015

Additions:
Investment income:
Net appreciation in fair value of investments	$318,462
Interest and dividends	84,275
Total investment income	402,737

Interest income on notes receivable from participants	16,118
Total additions	418,855

Contributions:
Employer contributions	489,371
Employee contributions	709,913
Total contributions	1,199,284

Deductions:
Administrative expenses	50,828
Distributions paid to participants	1,079,191
Total deductions	1,130,019

Net increase	488,120

Net assets available for benefits, beginning of year	10,686,994

Net assets available for benefits, end of year	$11,175,114

See Notes to Financial Statements

3

First Community Bank 401(k) Plan

Notes to Financial Statements

December 31, 2015

Note 1.      Description of the Plan

The following description of First Community Bank (the “Bank”) 401(k) Plan (the “Plan”) provides only general information. The Bank is a subsidiary of First Community Corporation (the “Company”). The Plan is currently sponsored and maintained by the Bank. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:

The Plan is a defined contribution plan covering all employees of the Bank who have completed at least 90 days of service and are age eighteen or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions:

Each year, participants may elect to defer a portion of their eligible compensation, as defined by the Plan. Participants who have attained the age of fifty before the end of the plan year are eligible to make catch up contributions. Participants may also contribute amounts representing distributions from other qualified benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Bank makes a matching contribution equal to 100% of employee contributions which do not exceed 3% of compensation, plus 50% of employee contributions which exceed 3% but do not exceed 5% of compensation. Additional profit sharing amounts may be contributed at the option of the Bank’s board of directors to each eligible participant equal to a uniform percentage of each participant’s compensation. The exact percentage, if any, will be determined by the Bank. During the year ended December 31, 2015, the Bank made $125,418 in additional profit sharing contributions. Contributions are subject to certain Internal Revenue Service (“IRS”) limitations.

Participant accounts:

Each participant’s account is credited with the participant’s contributions, Bank contributions and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:

Participants are immediately vested in their contributions and in the employer safe harbor matching contributions, plus actual earnings thereon. Vesting in the Bank’s discretionary contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after six years of credited service.

4

First Community Bank 401(k) Plan

Notes to Financial Statements

December 31, 2015

Note 1.      Description of the Plan, Continued

Notes receivable from participants:

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The $50,000 maximum amount will be reduced by the participant’s highest outstanding note balance in the previous 12 months, even if amounts have been repaid. The notes are secured by the balance in the participant’s account. The interest rate is the prime interest rate as set by the Wall Street Journal plus 1%, or such other rate as determined by the Plan Administrator on the basis of relevant factors including but not limited to the rates charged by local banks for notes of similar duration and security level. The rate of interest will be constant throughout the term of the note. All notes are required to be repaid within five years of the note. If a participant notifies the Plan Administrator in writing that the entire proceeds of the note is used to acquire a dwelling unit that will, within a reasonable time, be used as the principal residence of the participant the note will be required to be repaid within 30 years of the original date of the note. Notes are to be repaid on the basis of substantially level amortization over the term of the note with payments made through salary reduction each pay period if available. All or any part of the outstanding balance of a note can be repaid at any time.

Payment of benefits:

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, less any notes outstanding. Hardship distributions are permitted upon demonstration of financial hardship. All fully vested balances are available for distribution after the participant reaches the age of 59½.

Forfeited accounts:

At December 31, 2015, forfeited nonvested accounts totaled $1,463 and $0, respectively. Forfeitures may be used to reduce the Bank’s future contributions to the Plan as well as in payment of administrative expenses. Also in 2015, administrative expenses were reduced by $2,640 from forfeited nonvested accounts.

Note 2.      Summary of Significant Accounting Policies and Activities

Basis of accounting:

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment valuation and income recognition:

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Administrative Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

5

First Community Bank 401(k) Plan

Notes to Financial Statements

December 31, 2015

Note 2.      Summary of Significant Accounting Policies and Activities, Continued

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Concentration of credit risk:

At December 31, 2015 and 2014, investments in First Community Corporation Unitized Stock Fund comprised 15% and 11% of the Plan’s assets, respectively. At December 31, 2015 and 2014, the unitized common stock fund was valued at $1,596,876 and $1,207,847, respectively. At December 31, 2015 and 2014, the actual number of shares of the Company’s common stock in the unitized stock fund held by the Plan was 131,419 and 101,860 shares, respectively.

Notes receivable from participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of benefits:

Benefits are recorded when paid.

Expenses:

Certain expenses of maintaining the Plan are paid directly by the Bank and are excluded from these financial statements. Fees related to the administration of notes receivable from participants and other distributions to participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

6

First Community Bank 401(k) Plan

Notes to Financial Statements

December 31, 2015

Note 2.      Summary of Significant Accounting Policies and Activities, Continued

Recently issued accounting pronouncements:

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The amendments in this ASU remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient. However, sufficient information must be provided to permit reconciliation of the fair value of assets categorized within the fair value hierarchy to the amounts presented in the statement of financial position. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2016. Early adoption is permitted. Upon adoption, the amendments shall be applied retrospectively to all periods presented. The Plan adopted this ASU as of December 31, 2015, and it was retrospectively applied to December 31, 2014. Prior year disclosures have been revised to reflect the retrospective application of this ASU. The impact of adopting this ASU is reflected in Note 4.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) - (I) Fully Benefit-Responsive Investment Contracts, (II) Plan Investment Disclosures, and (III) Measurement Date Practical Expedient (a consensus of the FASB Emerging Issues Task Force). The purpose of this ASU is to simplify plan accounting.

  The amendments in Part I of this ASU designate contract value as the only required measure for direct investments in fully benefit-responsive investment contracts. Fully benefit-responsive investment contracts will be presented at contract value, accordingly there will no longer be an adjustment from fair value to contract value on the face of the financial statements.

  The amendments in Part II of this ASU will eliminate the requirements for plans to disclose (1) individual investments that represent 5% or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type for both participant directed investments and nonparticipant-directed investments. The net appreciation or depreciation in investments for the period will still be required to be presented in the aggregate. In addition, if an investment is measured using the net asset value per share (or its equivalent) practical expedient in Topic 820 and that investment is in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment’s strategy will no longer be required.

  The amendments in Part III of this ASU reduce complexity in employee benefit plan accounting by providing a practical expedient that permits plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end.

7

First Community Bank 401(k) Plan

Notes to Financial Statements

December 31, 2015

Note 2.      Summary of Significant Accounting Policies and Activities, Continued

Recently issued accounting pronouncements, continued:

This ASU may be adopted in whole or by part (I, II, and III), as applicable. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. Upon adoption, the amendments in Parts I and II shall be applied retrospectively to all periods presented; the amendments in Part III shall be applied prospectively. The Plan adopted this ASU as of December 31, 2015, and the amendments in Part I and Part II were retrospectively applied to December 31, 2014. Prior year disclosures in Note 4 have been revised to reflect the retrospective application. The impact of adopting these amendments is reflected in the financial statements.

In January 2016, FASB issued ASU No. 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. With certain exceptions, early adoption is not permitted. Plan management is currently evaluating the impact that ASU 2016-01 will have on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Plan’s net assets or changes in net assets.

Note 3.      Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Note 4.      Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

Level 1:    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:    Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

8

First Community Bank 401(k) Plan

Notes to Financial Statements

December 31, 2015

Note 4.      Fair Value Measurements, Continued

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common collective trust fund: Valued at NAV. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

First Community Corporation Unitized Stock Fund: Valued at the closing price of First Community Corporation’s common stock reported on the active market on which the individual securities are traded plus the carrying value of the cash component of the fund, which approximates fair value.

The following tables set forth by level, within the fair value hierarchy, the Plan’s fair value measurements as of December 31, 2015 and 2014:

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds	$8,717,090	$—	$—	$8,717,090
First Community Corporation Unitized Stock Fund	1,596,876	—	—	1,596,876
Total assets in the fair value hierarchy	$10,313,966	$—	$—	10,313,966
Investments measured at NAV (a)				321,583
Investments at fair value				$10,635,549

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds	$8,668,828	$—	$—	$8,668,828
First Community Corporation Unitized Stock Fund	1,207,847	—	—	1,207,847
Total assets in the fair value hierarchy	$9,876,675	$—	$—	9,876,675
Investments measured at NAV (a)				354,526
Investments at fair value				$10,231,201

9

First Community Bank 401(k) Plan

Notes to Financial Statements

December 31, 2015

Note 4.      Fair Value Measurements, Continued

(a)	Certain investments that were measured at NAV per share or its equivalent have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The following table for December 31, 2015 and 2014 sets forth a summary of the Plan’s assets reported at NAV as a practical expedient to estimate fair value:

	December 31, 2015
		Unfunded	Redemption	Redemption
Investment	Fair value	commitment	frequency	notice period
Common collective trust fund	$321,583	—	Daily	(a)

	December 31, 2014
		Unfunded	Redemption	Redemption
Investment	Fair value	commitment	frequency	notice period
Common collective trust fund	$354,526	$—	Daily	(a)

(a)	Participants may redeem units of the Fund for the purpose of funding a bona fide benefit payment, making a Participant loan, honoring an employee-directed transfer of the employee’s interest in the plan to another investment election that is a noncompeting investment, or paying Trustee fees. Participants may make withdrawals from the Fund for other purposes generally only upon 12 months’ advance written notice to the Trustee.

Note 5.      Tax Status

The IRS has determined and informed the Company by a letter dated April 8, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has since been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the internal revenue service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6.      Related-Party and Party in Interest Transactions

Certain Plan assets are invested with the Company as described in Note 2. These investments are considered party in interest transactions. Fees incurred by the Plan for investment management services are included in net appreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment. As described in Note 2, the Plan made direct payments to the third party administrator of $50,828 which was not covered by revenue sharing. The Bank pays directly any other fees related to the Plan’s operations.

10

First Community Bank 401(k) Plan

Notes to Financial Statements

December 31, 2015

Note 7.      Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 8.      Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2015	2014
Net assets available for benefits per the financial statements	$11,175,114	$10,686,994
Fees payable	8,961	—
Net assets available for benefits per the Form 5500	$11,184,075	$10,686,994

The following is a reconciliation of the changes in net assets per the financial statements to the Form 5500 for the year ended December 31, 2015:

Net increase per the financial statements	$488,120
Fees payable as of December 31, 2015	8,961
Net income per the Form 5500	$497,081

Note 9.      Subsequent Events

In preparing these financial statements, subsequent events were evaluated through the date the financial statements were issued. Financial statements are considered issued when they are widely distributed to all shareholders and other financial statement users, or filed with the Securities and Exchange Commission. In conjunction with applicable accounting standards, all material subsequent events have either been recognized in the financial statements or disclosed in the notes to the financial statements.

11

First Community Bank

401(k) Plan

EIN 57-1030051, Plan No. 001

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

(a)	(b)	(c)
Identity	Identity of issuer,	Description of investment including		(e)
of party	borrower, lessor,	maturity date, rate of interest,	(d)	Current
involved	or similar party	collateral, par or maturity value	Cost	value

Investments:
	American Beacon Large Cap Value Inst	Mutual Fund	**	$182,071
	American Funds EuroPacific Growth Class R-5	Mutual Fund	**	135,175
	JPMorgan Mid Cap Growth Class R-6	Mutual Fund	**	136,275
	Metropolitan West Total Return Bond I	Mutual Fund	**	134,658
	T Rowe Price New America Growth	Mutual Fund	**	1,153,848
	T Rowe Price Small-Cap Value Fund	Mutual Fund	**	134,240
	Templeton Global Bond Adv	Mutual Fund	**	9,214
	Vanguard 500 Index Fund - Admiral	Mutual Fund	**	167,978
	Vanguard Mid Cap Index Fund - Admiral	Mutual Fund	**	320,577
	Vanguard Small Cap Index - Admiral	Mutual Fund	**	256,471
	Vanguard Developed Mkts Index Adm	Mutual Fund	**	68,208
	Vanguard Target Retirement 2010	Mutual Fund	**	622
	Vanguard Target Retirement 2015	Mutual Fund	**	580,190
	Vanguard Target Retirement 2020	Mutual Fund	**	15,915
	Vanguard Target Retirement 2025	Mutual Fund	**	2,583,901
	Vanguard Target Retirement 2030	Mutual Fund	**	21,977
	Vanguard Target Retirement 2035	Mutual Fund	**	1,552,392
	Vanguard Target Retirement 2040	Mutual Fund	**	12,280
	Vanguard Target Retirement 2045	Mutual Fund	**	664,201
	Vanguard Target Retirement 2050	Mutual Fund	**	2,289
	Vanguard Target Retirement 2055	Mutual Fund	**	181,601
	Vanguard Target Retirement 2060	Mutual Fund	**	1,123
	Vanguard Target Retirement Income	Mutual Fund	**	7,254
	Vanguard REIT Index Admirmal	Mutual Fund	**	11,465
	Vanguard Shrt-Term Infl-Prot Sec Idx Admiral	Mutual Fund	**	4,794
	Vanguard Total Bond Market Index - Admiral	Mutual Fund	**	30,460
	Vanguard Wellesley Income Admiral	Mutual Fund	**	18,005
	Vanguard Wellington Admiral	Mutual Fund	**	329,906
	Federated Capital Preservation Fund	Common collective trust Fund	**	321,583
*	First Community Corporation	Unitized Stock fund	**	1,596,876

	Notes Receivable:
*	Notes Receivable from participants	Notes (4.25%)	**	384,505
				$11,020,054

*       Indicates a party-in-interest

**    Cost information outlined due to participant-directed plan

12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST COMMUNITY BANK 401(k) PLAN

By FIRST COMMUNITY BANK, Trustee

Date: June 28, 2016	By:	/s/ Joseph G. Sawyer

Printed Name: Joseph G. Sawyer

Title: Chief Financial Officer

13

ANNUAL REPORT ON FORM 11-K

FOR FISCAL YEAR ENDED DECEMBER 31, 2015

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – Elliott Davis Decosimo, LLC

14